UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.     )1

Community Financial Shares, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

20366P 10 0

(CUSIP Number)

December 21, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20366P 10 0	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS: Amberley Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 946,536 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 946,536 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 946,536 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.56% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

(1)	The reported amount consists of 4,349 shares of Common Stock, 874,800 shares of Common Stock issuable upon the conversion of Series C Noncumulative Perpetual Preferred Stock, par value $1.00 per share (the “Series C Preferred Stock”), and 67,407 shares of Common Stock issuable upon the conversion of Series E Noncumulative Perpetual Preferred Stock, par value $1.00 per share (the “Series E Preferred Stock”). The amount excludes 257,793 shares of Common Stock issuable upon the conversion of Series E Preferred Stock because the issuance of such shares is subject to a blocker provision contained in the Series E Preferred Stock that prevents the conversion of Series E Preferred Stock into shares of Series C Preferred Stock if the conversion would result in the Reporting Person, together with affiliates, holding more than 4.99% of voting ownership interest in the Issuer.
(2)	Based on 5,560,567 shares of common stock issued and outstanding as of December 21, 2012 plus an aggregate of 942,207 shares of common stock issuable upon conversion of shares of the Series C Preferred Stock and the Series E Preferred Stock held by the Reporting Person, for a total of 6,502,774. This calculation of percentage ownership was determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and assumes that (i) no other holder of Class C Preferred Stock has converted its shares, (ii) the Reporting Person has converted all of its Series C Preferred Stock and part of its Series E Preferred Stock, but excludes 257,793 shares of Common Stock issuable upon the conversion of Series E Preferred Stock because the issuance of such shares is subject to a blocker provision contained in the Series E Preferred Stock Certificate of Designation that prevents the conversion of Series E Preferred Stock into shares of Series C Preferred Stock if the conversion would result in the Reporting Person, together with affiliates, holding more than 4.99% of voting ownership interest in the Issuer. The Reporting Person disclaims its interest in the holdings disclosed herein to the extent that its percentage ownership interest in the Issuer, as reflected herein, is greater than its actual voting power with respect to the Issuer.

Securities and Exchange Commission

Washington, DC 20549

Item 1	(a).	Name of Issuer: Community Financial Shares, Inc. (the “Issuer”)

	(b).	Address of Issuer’s Principal Executive Offices:

357 Roosevelt Road Glen Ellyn, Illinois 60137

Item 2	(a).	Name of Person Filing:

This filing is being made by Amberley Holdings, LLC (“Amberley” or the “Reporting Person”). Amberley Capital Management, LLC is the manager of Amberley and in such capacities makes investment decisions for Amberley, including the decision to invest in the shares of the Issuer.

	(b).	Address of Principal Business Office, or, if None, Residence:

Amberley’s address is: 2345 Waukegan Road, Suite 165 Bannockburn, Illinois 60015

	(c).	Citizenship: Amberley is a Delaware limited liability company.

	(d).	Title of Class of Securities: Common Stock, no par value

	(e).	CUSIP Number: 20366P 10 1

Item 3.	Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

The Reporting Person may be deemed to beneficially own 946,536 shares of Common Stock. This amount consists of 4,329 shares of Common Stock, 874,800 shares of Common Stock issuable upon the conversion of Series C Preferred Stock held by the Reporting Person and 67,407 shares of Common Stock issuable upon the conversion of Series E Preferred Stock. The 946,536 reported shares of Common Stock excludes 257,793 shares of Common Stock issuable upon the conversion of Series E Preferred Stock held by the Reporting Person because the Series E Preferred Stock provides that a holder thereof does not have the right to convert the Series E Preferred Stock into Series C Preferred Stock to the extent that such conversion would result in the holder, together with affiliates, owning or controlling in the aggregate more than a 4.99% voting ownership interest in the Issuer, excluding for the purpose of this calculation any reduction in ownership resulting from transfers by such holder and his affiliates of voting securities of the Issuer (the “Ownership Limitation”). Without the Ownership Limitation, the Reporting Person would be deemed to beneficially own 1,204,329 shares of Common Stock.

(b)	Percent of class:

Based on 5,560,567 shares of common stock issued and outstanding as of December 21, 2012 plus an aggregate of 942,207 shares of common stock issuable upon conversion of shares of the Series C Preferred Stock and the Series E Preferred Stock held by the Reporting Person, for a total of 6,502,774. This calculation of percentage ownership was determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and assumes that (i) no other holder of Class C Preferred Stock has converted its shares, (ii) the Reporting Person has converted all of its Series C Preferred Stock and part of its Series E Preferred Stock, but excludes 257,793 shares of Common Stock issuable upon the conversion of Series E Preferred Stock because the issuance of such shares is subject to a blocker provision contained in the Series E Preferred Stock Certificate of Designation that prevents the conversion of Series E Preferred Stock into shares of Series C Preferred Stock if the conversion would result in the Reporting Person, together with affiliates, holding more than 4.99% of voting ownership interest in the Issuer. The Reporting Person disclaims its interest in the holdings disclosed herein to the extent that its percentage ownership interest in the Issuer, as reflected herein, is greater than its actual voting power with respect to the Issuer.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: See page 2, Item, 5

(ii)	Shared power to vote or to direct the vote: See page 2, Item 6

(iii)	Sole power to dispose or to direct the disposition of: See page 2, item 7

(iv)	Shared power to dispose or to direct the disposition of: See page 2, Item 8

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2013	AMBERLEY HOLDINGS LLC

	By:	AMBERLEY CAPITAL
MANAGEMENT, LLC

	By:	/s/ Ethan Meister
Its Manager